November 18, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Michelle Lacko, Staff Attorney
Ms. Susan C. Block, Attorney-Advisor

Re:	UFood Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333- 152006

Ladies and Gentlemen:

On behalf of our client, UFood Restaurant Group, Inc., a Nevada corporation (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated October 30, 2008 (the “Comment Letter”), addressed to George Naddaff, Chairman and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 filed by the Company on June 27, 2008, as amended by Amendment No. 1 thereto filed on July 9, 2008, Amendment No. 2 thereto filed on September 11, 2008 and Amendment No. 3 thereto filed on October 17, 2008 (as amended, the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 4 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Ms. Lacko and Ms. Block a courtesy copy of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

Prospectus

Risk Factors, page 5

Our past and future operating losses, page 7

1.
We note your added disclosure in response to our prior comment 5. Please also include in this risk factor the risk that potential new franchisees may be reluctant if they do not believe they will be able to make a profit from a franchised restaurant because you have not been profitable.

Response

We have revised the Registration Statement as requested.

Critical Accounting Policies and Estimates, page 31

Valuation of Goodwill, page 32

2.
We note your impairment calculation includes several significant estimates. To the extent your assumptions about future growth and sales volumes differ significantly from your past and current performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). In this regard, your MD&A and notes to the financial statements should also include the most significant assumptions used in your impairment analysis. For example, you should include a detailed description of how the estimated terminal value was calculated. Additionally, future filings should compare projections to actual results and state the carrying amount of your goodwill in conjunction with a discussion the possibility that some or all of such amount may be impaired in the future if the actual results of your future operations fall short of your current expectations of those future cash flows.

Response

The Company reviewed the disclosures of other companies (Spicy Pickle, Inc., Ruby Tuesday, Inc., Ruth’s Chris Steak House, Inc., Jamba, Inc., Cosi, Inc. and Buffalo Wild Wings, Inc.) and has revised its disclosure to identify the assumptions used and the effect on its financial statements if actual results vary from the assumptions used. The Company has similarly revised the notes to financial statements.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

In addition, the Company has expanded its description of how the estimated terminal value was calculated to indicate that the capitalization rate that was used is based upon the restaurant’s location, the cash flows and growth prospects.

Future filings will include a discussion of projections and actual results and state the carrying amount of our goodwill in conjunction with a discussion of the possibility that some or all of such amount may be impaired in the future if the actual results of our future operations fall short of our current expectations of those future cash flows.

Description of Business, page 49

3.
We note your response to prior comment 3; however, please revise your disclosure to discuss the Houston franchise development agreement here, including the fact that although you have not formally terminated this development agreement, you have determined that the developer will be unable to proceed with the development of the territory and, as a result, you have not counted the five units covered by the Houston area development agreement in the total number of units discussed in the filing. Similarly, revise your MD&A. Also, please reconcile your disclosure in the first paragraph on page 37 that you have franchise and area development agreements covering 71 franchise locations with your disclosure on page 1 that you have entered into six area development agreements covering 68 franchise units or advise.

Response

The Company has revised as requested the description of its business to include a discussion of the situation involving the Houston area development agreement. The Company has similarly revised the MD&A to include a discussion of the Houston situation.

The Company has corrected the 71 franchise locations referred to in the first paragraph on page 37 to 68 franchise units to agree with the disclosure on page 1.

4.
We note your response to our prior comments 1 and 10 and your added disclosure. We suggest including a chart or list to aid investors in understanding the geographic locations where you are currently operating and the locations subject to area development agreements or individual franchise agreements. Include in the chart which locations are currently operating and the development schedule for others, to the extent practicable.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

Response

The Company has included a table in the Prospectus Summary, MD & A and Description of Business to show which locations are currently operating, under construction and in lease negotiations. Management has disclosed its projections based on its current knowledge that three locations will open before December 31, 2008, thirteen locations will open in 2009, five locations in 2010, 13 locations in 2011and 31 locations thereafter. The Company has also disclosed that three area developers in San Jose, Sacramento and Naples, whose agreements require them to develop an aggregate of 22 restaurants, have failed to meet their agreed opening timelines for an aggregate of eight restaurants; however, construction has begun on two of the eight restaurants. Management believes that setting forth the contractual development schedule for each agreement could be misleading to investors, as actual site selection, leasing, financing, construction and opening of each restaurant are subject to all of the uncertainties set forth in Risk Factors.

5.
We note your disclosure that a developer must pay up front one half of the franchise fee for each unit that the developer agrees to build in a territory, but that in some agreements you have deferred the up-front fee. Please quantify the units subject to the deferment or provide a list, if practicable.

Response

The Company would like to clarify the following:

a)    Each area development agreement (“ADA”) sets forth the total number of restaurants an area developer is required to open within the geographic territory specified in his area development agreement, the timetable for opening the restaurants and the fee the area developer is required to pay for the right to open and operate the specified number of restaurants. In general, the total fee payable by the area developer is equal to $35,000 for each restaurant covered by the ADA. We may also enter into individual franchise agreements not covered by an area development agreement, which typically also require a fee of $35,000 per restaurant, payable at the time the agreement is signed.

b)    The development schedule and the payment schedule are negotiated by the parties and vary from one transaction to the next. Generally, a portion of the fee is paid by the area developer at the time the agreement is signed, in some cases portions are payable on agreed milestone dates, and the balance of the $35,000 per restaurant is payable when the restaurant opens. (We have eliminated references to “development” fees versus “franchise” fees to avoid confusion, although those terms are used in our agreements. Our use of the word “defer” was not an accurate characterization of the arrangements.)

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

c)    The fees are not refundable under any circumstances and are not subject to offset, even (in the case of the fees payable prior to a restaurant opening) if the area developer does not develop any restaurants.

d)    In addition to the fees discussed above, area developers and single franchisees pay royalties of 5.0% of gross sales and contribute 1.5% of gross sales to a system-wide advertising fund and are required to spend 1.5% of gross sales on local marketing.

e)     For the six area development agreements and one single-franchise agreement, the non-refundable fees paid have totaled $647,500.

f)     With respect to the three area development agreements entered into prior to 2008, covering 22 UFood outlets, including two UFood outlets currently open and operating, and 20 UFood outlets to be constructed in the future in Naples, FL, Sacramento, CA and San Jose, CA., each of the area developers has failed to meet their agreed opening schedule for an aggregate of eight restaurants. However, construction has begun on two of these eight restaurants. Management believes these and all the other restaurants covered by these agreements will ultimately be completed.

g)    Two of the three area developers who have failed to meet their agreed opening schedule have also failed to pay a milestone fee each was required to make under the terms of his ADA following the opening of his first several restaurants. The Company has not accrued these payments, which aggregate $175,000. Management believes these amounts are not material, but also believes these amounts and the remainder of the development fees due under these and the other ADA’s will ultimately be collected.

6. The balance of fees to be received if all restaurants are opened (excluding the $175,000 referred to above) is $1,575,000.

The Company has revised in accordance with the foregoing the disclosure in the Registration Statement under Description of the Business and elsewhere as appropriate.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

Consolidated Financial Statements for the Fiscal Year Ended December 30, 2007

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-21

6.
Please tell us how your current impairment analysis complies with the guidance provided within paragraphs 16-21 of SFAS 144. In particular, please tell us how your use of EBITDA in place of actual cash flows complies with these requirements. Additionally, your analysis does not appear to account for cash flows associated with future expenditures necessary to maintain the existing service potential of the location (e.g., capital improvement costs, major maintenance activities, and other capital expenditures).

With regard to your response to our prior comment 15, we note that you updated your estimates of annual EBITDA in order to perform an interim impairment analysis of the long-lived assets of your Downtown Crossing location as of the date the related debt was extinguished at a discount. However, it appears you disregarded the implications of the fact the holder of the Downtown Crossing acquisition note was willing to accept a payment discount. In other words, since that holder had a security interest in the assets of the Downtown Crossing store, the holder’s willingness to accept a payment of $800,000 implies the underlying value of the store’s assets, which secured the acquisition note, may have been approximately $800,000 (which is less than the carrying value of such assets). If the agreed-upon payment of $800,000 is indicative of the price that would be received in a sale of your Downtown Crossing location, that amount would be more representative of fair value than an amount derived from a valuation technique based on future results of operations. See paragraph 23 of SFAS 142 for guidance.

Response

The Company believes a store’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) is representative of the location’s cash flows as required by paragraphs 16-21 of SFAS 144 for the following reasons:

a)
EBITDA includes an estimate of repairs and maintenance expenditures necessary to maintain the restaurant’s existing service potential. The estimates of repairs and maintenance include the cost of maintenance contracts to maintain the service potential of some of the equipment in the restaurant.

b)	The Downtown Crossing and Watertown stores are operated pursuant to operating leases whereby the landlord is responsible for major repairs and maintenance activities.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

c)
The Watertown store operated as a KnowFat! Lifestyle Grill location until July 2008 when it was converted to a UFood Grill location at a cost of $113.222. The Downtown Crossing store was converted to a UFood Grill location in August 2008 at a cost of $119,994. The Company performed an impairment analysis for both locations as of the end of its third fiscal quarter (quarter ended September 28, 2008) taking into account the conversion costs and updated estimates of each store’s future forecasted cash flows. The Company’s analysis indicated there was no impairment for either store as of the end of the third quarter although the difference between the present value of the future estimated cash flows and the carrying amount of the restaurant’s long-lived assets (including goodwill) narrowed compared with the annual impairment analysis prepared on the first day of the fourth quarter of 2007.

d)	At the present time, the Company does not anticipate additional capital improvement costs or other capital expenditures for either the Watertown store or the Downtown Crossing store.

e)	The working capital requirement of each store is not expected to change over time.

Regarding the decision by the holder of the Downtown Crossing acquisition note to accept a payment discount, the Company does not believe the $800,000 accepted by the note holder is indicative of the price that would be received from the sale of the Downtown Crossing location. Consequently, the Company does not believe $800,000 is indicative of the underlying value of the store’s assets. It should be noted that the Company purchased the Downtown Crossing store in October 2006 for $1,125,445 which was comprised of a cash payment of $25,000 and a promissory note for $1,075,000 secured by the store’s assets and the assumption of $25,445 of current liabilities. The fact that the Company made payments totaling $206,425 that reduced the note balance to $868,575 at the time the obligation was settled had no effect on the underlying value of the store’s assets.

The Company believes the primary determinant of the value of the Downtown Crossing store is the store’s current level of profitability and its expected level of profitability in the future which is based to a large extent on the store’s location in a high traffic area in downtown Boston.

The Company does not know why the note holder was willing to accept a discount in order to resolve the obligation. However, the Company does not believe the note holder was motivated by a concern that the value of the collateral was less than $1,075,000 (the original amount of the promissory note). There are many reasons why the note holder may have been willing to accept a payment discount including the note holder’s need for immediate liquidity or the time and expense the note holder would suffer by pursuing asset foreclosure.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

Note 4 – Acquisitions, page F-25

7.
Based on your response to our prior comment 17, the Downtown Crossing location generated an additional net loss of $27,492. However, you stated the purchase price for the acquisition of Downtown Crossing reflected the profitability of the store. Accordingly, we continue to believe that you should revise your disclosure to address this apparent inconsistency.

Response

The Company has revised its disclosure to indicate that the acquisition of the Downtown Crossing location represented an opportunity to acquire a location that was generating a significant amount of earnings before interest, taxes, depreciation and amortization and that, on a pro forma basis, the Downtown Crossing location generated earnings before interest, taxes, depreciation and amortization in 2006 of $170,120 and incurred depreciation expense of $91,170 and interest expense of $106,442. (The interest expense was subsequently eliminated when the acquisition note was repaid in April 2008.)

Part II, page II-1

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

8.
We note your response to previous comment 19 and reissue the comment. Please revise your disclosure regarding the securities sold otherwise than for cash to state the aggregate amount of consideration received by you from each investor relations or public relations firm in exchange for the securities or provide us with analysis as to why you believe such disclosure is not required. Also, please disclose the date of the sale, the facts relied upon to make the exemption available and the names of the investor relations and public relations firms. Revise throughout for consistency. Refer to Item 701 of Regulation S-K.

Response

With respect to the aggregate of 740,000 shares of our common stock and warrants to purchase an aggregate of 2,916,666 shares of our common stock issued to service providers in partial payment for their services in connection with the corporate awareness campaign, we have added a table to indicate the date and number of shares and warrants with respect to each issuance to a service provider. As previously stated, no dollar value was assigned to these services in the agreements. The aggregate consideration received for each issuance is being accounted for in accordance with the provisions of SFAS 123R and EITF 96-18. Since there are no performance criteria (e.g., deliverables) or performance commitment dates specified in the agreements, the performance completion date is assumed to be the measurement date for determining the fair value of the equity awards. Accordingly, since the terms of each award are known, each award is valued at each vesting date until the award is fully vested. Therefore, it is not feasible to state a total dollar value of the consideration received for the shares. Please see Note 4 and Note 5 to the unaudited financial statements for the nine months ended September 28, 2008, for additional information.

Division of Corporation Finance
Securities and Exchange Commission
November 18, 2008

With respect to the facts relied upon to make the exemption from registration under the Securities Act available, the issuances did not involve any public offering or general solicitation, the recipients had access to information that would be included in a registration statement, the recipients acquired the shares for investment and not resale, and we took appropriate measures to restrict resale of the shares.

We have revised the Registration Statement in accordance with the foregoing.

9.
We note your response to prior comment 20; however, please provide us with more detail regarding your meetings with investment professionals and prospective investors in various cities in the United States pursuant to the corporate awareness campaign, including a brief description of the general purpose(s) of the meetings, their frequency and a description of the types of investment professionals and prospective investors with whom you met.

Response

The Company has not had any meetings with investment professionals or prospective investors pursuant to the corporate awareness campaign. Such meetings may be scheduled in the future after the Company’s Registration Statement becomes effective. The general purpose of any such meetings would be to introduce investment professionals and/or prospective investors with the Company and its products. The Company is aware of its obligations under the Securities Act and the Exchange Act and the rules thereunder, including Regulation FD, and intends to fully comply with the requirements thereof. No offer to sell securities or solicitation of an offer to buy securities will be made at any such meeting or other than in accordance with the Securities Act and the rules thereunder.

Item 16, Exhibits, page II-4

10.	Please file as exhibits the six area agreements you have entered into and your franchise agreements or advise. Refer to Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance
Securities and Exchange Commission
November 17, 2008

Response

The six area agreements were made in the ordinary course of the Company’s business and represent the types of contracts that ordinarily accompany the kind of business conducted by the Company (i.e., sales of franchises). As discussed in the following paragraph, none of the contracts individually is material to the Company’s current business operations or is expected to be material to its future business operations. The Company therefore does not believe any of the contracts are required to be filed pursuant to Item 601(b)(10).

(In a telephone conversation with Ms. Lacko, she indicated that the Staff may believe that the Company is a development stage enterprise. The Company is not a development stage enterprise as defined in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.)

Currently, there is one franchisee-owned restaurant open and operating under each of three different area development agreements (Chicago, Sacramento and Naples). The Company receives approximately $9,000 in royalty revenue per month from the three franchisee-owned restaurants. In contrast, at their current run rate, company-owned restaurants generate approximately $392,000 per month in revenues.

For the twelve months ended December 30, 2007, the royalties earned by the Company on revenues generated by the Sacramento and Naples stores (the Chicago store did not open until July 2008) individually represented less than one-half of one percent of the Company’s consolidated revenues and consolidated net loss. For the nine months ended September 28, 2008, the royalties generated by the Sacramento and Naples stores individually represented approximately three-quarters of one percent of the Company’s consolidated revenues and one-half of one percent of its consolidated net loss.

The area developer/franchisee of the five state area that encompasses Colorado, Idaho, Montana, Utah and Wyoming is contractually required to open 38 UFood outlets. Based upon the Company’s current business plan, if the 38 units are opened on time, the annual royalties to be received from the area developer/franchisee are projected to be less than 3% of the Company’s total revenues and less than 5% of revenues generated by Company-owned outlets.

The Company reviewed the filings of other registrants including Spicy Pickle, Inc., Buffalo Wild Wings, Ruby Tuesday, Cosi, Hudson Grill International, Inc., Jamba, Inc., Ruth’s Chris Steak House, Inc. and California Pizza Kitchen, Inc. and noted that none of the companies had filed copies of their area development and/or franchise agreements. The Company did find two instances (Buffalo Wild Wings and Cosi) where the registrant had filed the form of their area development and franchise agreements. The Company has filed as exhibits with Amendment No. 4 the forms of its area development and franchise agreements.

* * * * *

Division of Corporation Finance
Securities and Exchange Commission
November 17, 2008

We believe that the changes in the accompanying Amendment No. 4 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment No. 4, please contact me at (212) 400-6910.

Sincerely yours,

Barrett S. DiPaolo

cc:	George Naddaff
Glenn Davis
Adam Gottbetter